

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2013

Via E-mail
Assaf Ginzburg
Chief Financial Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027

> **Re:** **Delek US Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2013**
> **File No. 1-32868**

Dear Mr. Ginzburg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Discretionary Compensation, page 19

1. You disclose in column (d) of the summary compensation table that the annual bonus awarded to Mr. Yemin increased from $700,000 in 2011 to $1,500,000 in 2012 while the annual bonus for all other NEOs except Mr. Holmes decreased. For example, Mr. Green's annual bonus decreased from $750,000 in 2011 to $210,000 in 2012. You also

disclose that "[a]nnual cash bonuses to our NEOs (other than Mr. Yemin) are typically calculated as a percentage of base compensation and intended to reward company-wide performance…" and that "[t]he Compensation Committee believes that the bonuses paid to our NEOs for 2012 were appropriate due to the Company's strong financial results in fiscal year 2012." Please enhance your disclosure to explain the reasons for the increase in Mr. Yemin's annual bonus as well as the decrease in your other NEOs' annual bonus. We reissue comments 24 and 1 in our letters dated December 15, 2009 and March 17, 2010, respectively.

Long-Term Incentives, page 20

Delek Logistics GP, LLC 2012 Long-Term Incentive Plan, page 21

2. You disclose on page 21 that "[f]ollowing the completion of the Delek Logistics initial public offering in November 2012, the Conflicts Committee granted awards under the Logistics LTIP to our NEOs on December 10, 2012. Mr. Yemin assisted the Conflicts Committee in determining the number and certain terms of these awards… The initial equity grants provided our NEOs with an immediate stake in Delek Logistics' performance and were intended to immediately align the interests of our NEOs and Delek Logistics' unitholders..." You further disclose on page 23 that these "equity interests consist of a 1.0% membership interest for Mr. Yemin and a 0.2% membership interest for each of Messrs. Ginzburg and Green." Please enhance your disclosure to clarify how you determined the amount and size of the DKL Phantom Units granted to Mr. Yemin. In this regard, we note Mr. Yemin's total compensation increased from $1,984,086 in 2011 to $8,404,854 in 2012 and that the DKL Phantom Units accounted for the majority of this increase. For all of your NEOs and with a view to helping investors understand how you determine the types (RSUs, SARs, etc.) and amounts of long-term incentive compensation paid, please clarify why you determined DKL Phantom Units would comprise the majority of long-term incentive compensation awarded in 2012.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
Kent B. Thomas
Delek US Holdings, Inc.

Scott Bell
Bass, Berry & Sims PLC